SCHEDULE "A"

PEMBINA PIPELINE CORPORATION

(the "Corporation")

(share structure)

COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares. The rights attached to the Common Shares are as follows:

(a)          The holders of the Common Shares shall be entitled to receive notice of, attend at and vote at any meeting of the shareholders of the Corporation on the basis of one vote for each Common Share held at the time of any such meeting;

(b)          To receive dividends declared as and if declared by the Board of Directors; and

(c)          The holders of the Common Shares shall be entitled to share in the remaining property of the Corporation upon liquidation, dissolution, bankruptcy, winding-up or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

CLASS A PREFERRED SHARES

The Corporation is authorized to issue a number of a class of preferred shares designated as Class A Preferred Shares, issuable in series (the “Class A Preferred Shares”), which shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding Common Shares of the Corporation at the time of issuance of any such Class A Preferred Shares. The rights, privileges, restrictions and conditions attached to the Class A Preferred Shares are as follows:

(a)          Directors’ Authority to Issue in One or More Series

The directors of the Corporation may issue the Class A Preferred Shares at any time and from time to time in one or more series.

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(b)          Terms of Each Series

Before the first shares of a particular series are issued, the board of directors of the Corporation shall, subject to the limitation on the number of Class A Preferred Shares to be issued as set forth above, fix the number of shares in such series and shall determine, subject to any limitations set forth in these provisions as more fully set forth below, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation, the rate and amount of any dividends to be declared (which may be cumulative or non-cumulative and variable or fixed), the method of calculating such dividends and whether such rate, amount or method of calculation shall be subject to change(s) or adjustment(s) in the future (and the terms of such change(s) or adjustment(s)), the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such dividends shall accrue, the terms of redemption and/or purchase for cancellation, including the redemption price and other terms and conditions of redemption and/or purchase for cancellation, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any, and subject to paragraph (k) below) and the conversion or exchange rights (if any) and restrictions on payment of dividends on any shares other than the Class A Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation and any sinking fund, purchase fund or other provisions attaching thereto.

(c)          First Shares of Each Series

Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Registrar (as defined in the Business Corporations Act (Alberta)) articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

(d)          Ranking of Each Series of Class A Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Class A Preferred Shares shall confer upon a series a priority over any other series of Class A Preferred Shares in respect of redemption, the payment of dividends, the return of capital or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in redemption, the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)          Priority

Each series of Class A Preferred Shares shall have priority over the Common Shares, Class B Preferred Shares and any other class of shares of the Corporation ranking junior to the Class A Preferred Shares, and each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, in each case with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(f)          Other Preferences

The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares, the Class B Preferred Shares and over any other class of shares of the Corporation ranking junior to the Class A Preferred Shares as may be determined by the board of directors of the Corporation.

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(g)          Dividends

The holders of each series of Class A Preferred Shares shall be entitled to receive dividends as and when declared by the board of directors of the Corporation in respect of such series of Class A Preferred Shares.

(h)          Participation

In the event of the liquidation, dissolution or winding up of the Corporation, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (a) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (b) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable to such holders as herein provided, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation.

(i)          Conversion Rights

No series of Class A Preferred Shares shall be convertible into any other class of shares of the Corporation but may be convertible into another series of Class A Preferred Shares.

(j)          Redemption

Each series of Class A Preferred Shares shall be redeemable by the Corporation on such terms as determined by the board of directors of the Corporation.

(k)          Voting Rights

The holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the board of directors of the Corporation shall determine otherwise, in which case voting rights shall only be provided in circumstances where the Corporation shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the board of directors of the Corporation and set forth in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

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(l)          Variation of Rights

The provisions of the Class A Preferred Shares and any series thereof may be amended or repealed at any time with such approval as may be required by law.

CLASS B PREFERRED SHARES

The Corporation is authorized to issue an unlimited number of a class of preferred shares designated as Class B Preferred Shares (the “Class B Preferred Shares”) and the rights, privileges, restrictions and conditions attached to such shares are as follows:

(a)          Stated Capital Account

In accordance with the provisions of subsection 28(3) of the Business Corporations Act (Alberta), on the issuance of Class B Preferred Shares in exchange for property, or shares of another class, or pursuant to an amalgamation referred to in sections 182 or 187 of the Business Corporations Act (Alberta) or an arrangement referred to in paragraphs 193(1)(b) or (c) of the Business Corporations Act (Alberta), the directors of the Corporation may add to the stated capital account maintained for such Class B Preferred Shares the whole or any part of the amount of the consideration received by the Corporation in the exchange.

(b)          Class B Redemption Amount

The price or consideration payable entirely in lawful money of Canada at which each Class B Preferred Share shall be redeemed (the “Class B Redemption Amount”) shall be the fair market value of the consideration received therefor (the “Class B Consideration”) as determined by the directors of the Corporation at the time of issuance of the Class B Preferred Shares as adjusted from time to time pursuant to the provisions of this paragraph (b).

If any competent taxing authority (the “Taxing Authority”) at any time issues or proposes to issue any assessment or assessments that impose or would impose any liability for tax as a result of a determination by the Taxing Authority that the fair market value of the Class B Consideration at the time Class B Preferred Shares were issued was an amount (the “Revised Amount”) other than the amount approved by the directors and if:

(i)          the directors and the holders of the Class B Preferred Shares agree with such determination;

(ii)         all times for appeal in respect of the determination have expired without appeals having been taken; or

(iii)        a Court or tribunal having jurisdiction in the matter has decided to uphold such determination or has decided that the fair market value of the Class B Consideration at the time the Class B Preferred Shares were issued was an amount (the “Court Determined Value”) which is equal to neither the Revised Amount nor the amount previously determined by the directors and

(A)         all appeal rights in respect of such decision have been exhausted or have expired without appeals having been taken; or

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(B)         the directors and the holders of the Class B Preferred Shares agree with such decision;

then the Class B Redemption Amount of the Class B Preferred Shares shall be adjusted retroactively to equal either the Revised Amount or, where the Court Determined Value, is an amount other than the Revised Amount, the Court Determined Value and all necessary adjustments, payments and repayments as may be required shall forthwith be made so that the Corporation and all holders or former holders of the Class B Preferred Shares are in the same position that they would have been in if the Class B Redemption Amount with respect to such shares had been originally determined to be either the Revised Amount or the Court Determined Value, as applicable.

Without limiting the generality of the foregoing, if dividends are paid on any Class B Preferred Share between the date of its issuance and the date of any adjustment to the Class B Redemption Amount as provided for above then, upon any such adjustment being made, an amount shall be paid by the Corporation or by the recipient of the dividends on such Class B Preferred Share, as the case may be, together with interest thereon at the prime rate of interest charged by the bankers of the Corporation at the date of payment of the dividends computed from the date of payment of the dividends to the date of payment provided for in this subparagraph, which amount shall be equal to the difference between the amount of the dividends actually received and the amount of dividends which would have been received if the required adjustment to the Class B Redemption Amount had been made at the date of issuance of such Class B Preferred Share.

Without limiting the generality of the foregoing, if any Class B Preferred Share is redeemed, purchased or otherwise acquired or cancelled for an amount which is equal to or is based upon the Class B Redemption Amount before any adjustment to Class B Redemption Amount as provided for above has been made then, upon any such adjustment being made, an amount shall be paid by the Corporation or the person whose Class B Preferred Share was redeemed, purchased or otherwise acquired or cancelled, as the case may be, together with interest thereon at the prime rate of interest charged by the bankers of the Corporation at the date of the redemption, purchase or other acquisition or cancellation of the Class B Preferred Share computed from the date of such payment to the date of the payment provided for in this subparagraph, which amount shall equal the difference between the amount actually paid on the redemption, purchase or other acquisition or cancellation of the Class B Preferred Share and the amount which would have been paid if the required adjustment to the Class B Redemption Amount had been made at the date of issuance of the Class B Preferred Share that was deemed, purchased or otherwise acquired or cancelled.

The directors shall take reasonable steps so as to not allot and issue any Class B Preferred Shares or approve of the transfer of any Class B Preferred Shares unless the person to whom the shares are issued or the transferee, as the case may be, is made aware of the provisions of this paragraph and agrees or acknowledges, in a form and manner satisfactory to the directors, to be bound by and comply with the provisions of this paragraph.

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(d)          Voting Rights

Subject to the provisions of the Business Corporations Act (Alberta), a holder of Class B Preferred Shares shall not be entitled to receive notice of, attend at or to vote at any meeting of the shareholders of the Corporation.

(e)          Dividend Rights

The holders of Class B Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, if and when declared by the directors out of the moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends based on the Class B Redemption Amount applicable to such shares at the rate to be set by the directors. Any dividends declared on the Class B Preferred Shares shall be preferential in respect of dividends declared on the Common Shares of the Corporation, but shall be junior to any dividends declared on the Class A Preferred Shares of the Corporation.

The directors shall be entitled from time to time to declare in full or in part the said non-cumulative dividend for any fiscal year and may declare, subject to the applicable provisions of the Business Corporations Act (Alberta) and the terms of any other shares of the Corporation which have priority to the Class B Preferred Shares (including the Class A Preferred Shares), dividends on Class B Preferred Shares without declaring a dividend on the Common Shares of the Corporation or on any other class of preferred shares of the Corporation (including the Class A Preferred Shares) and may from time to time declare dividends on the Common Shares of the Corporation and on any other class of preferred shares of the Corporation (including the Class A Preferred Shares) without declaring a dividend on the Class B Preferred Shares.

(f)          Return of Capital

Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding up its affairs, the holders of the Class B Preferred Shares shall be entitled to receive for each such share, in priority to the rights of holders of Common Shares but junior to the rights of holders of any Class A Preferred Shares, the Class B Redemption Amount per share together with all declared but unpaid dividends thereon (herein referred to as the “Class B Redemption Price”). After the payment to the holders of the Class B Preferred Shares of the Class B Redemption Price for each such share as aforesaid, the holders of the Class B Preferred Shares shall have no right or claim to any of the remaining assets of the Corporation.

(g)          Redemption

The Corporation may, upon giving notice as provided in paragraph (j), redeem or purchase the whole or any part of the Class B Preferred Shares held by one or more shareholders on payment for each share to be redeemed or purchased of the Class B Redemption Price. The Class B Preferred Shares shall rank junior to the Class A Preferred Shares with respect to the payment on redemption of the applicable class of shares (including in respect of a redemption pursuant to paragraph (h) below).

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(h)          Mandatory Automatic Redemption by the Corporation

Subject to the provisions of the Business Corporations Act (Alberta):

(i)          If at any time a holder of Class B Preferred Shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of the Corporation, the Corporation, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed or purchased all of the Class B Preferred Shares held by such holder in exchange for payment for each share redeemed or purchased of the Class B Redemption Price.

(ii)         Upon obtaining knowledge that a holder of Class B Preferred Shares has ceased to be, or is not, a direct or indirect wholly-owned subsidiary of the Corporation, the Corporation shall mail to each such holder a notice in writing of that the holder's Class B Preferred Shares have been deemed to be automatically redeemed or purchased by the Corporation. Such notice shall be mailed to each such shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such shareholders shall not affect the validity of such automatic redemption or purchase.

(iii)        Such notice shall set out the Class B Redemption Price in respect of such shares, whether the shares have been redeemed pursuant to Section 36 of the Business Corporations Act (Alberta), or have been purchased pursuant to Section 34 of the Business Corporations Act (Alberta) and the date on which payment by the Corporation for such automatic redemption or purchase is to take place.

(iv)        On or after the date so specified for payment in respect of the automatic redemption or purchase, the Corporation shall pay, or cause to be paid, to, or to the order of, the registered holders of the Class B Preferred Shares which have been redeemed, or purchased, the Class B Redemption Price in respect thereof on presentation and surrender at the registered office of the Corporation, or any other place designated in such notice, of the certificates for the Class B Preferred Shares which have been redeemed or purchased.

(v)         From and after the time that a holder of Class B Preferred Shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of the Corporation, the Class B Preferred Shares shall be deemed to be automatically redeemed or purchased, shall be deemed to be cancelled, and shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of their rights as shareholders in respect thereof.

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(vi)        The Corporation shall have the right at any time after mailing of the notice of its intention to make payment for such automatically redeemed or purchased Class B Preferred Shares to deposit to a special account in any chartered bank or any trust company in Canada named in such notice, the Class B Redemption Price of the shares so redeemed or purchased. The deposit shall be made in such a manner that it shall be paid without interest to or to the order of the respective holders of such Class B Preferred Shares so redeemed or purchased upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same.

(i)          Retraction Privilege

Subject to the provisions of the Business Corporations Act (Alberta):

(i)          Any holder of Class B Preferred Shares may at any time demand that the Corporation redeem all or any part of such Class B Preferred Shares by payment to him of the Class B Redemption Price in respect of such shares.

(ii)         Such demand for redemption shall be made in writing, signed by the holder demanding redemption and shall be delivered or mailed to the registered office of the Corporation and shall be deemed to have been received on the day of delivery if delivered and on the business day following the day of mailing if mailed.

(iii)        Forthwith upon receipt of a demand for redemption the Corporation shall deliver or mail a copy thereof to all other holders, if any, of Class B Preferred Shares, and such copy shall be deemed to have been received on the day of delivery if delivered and on the business day following the day of mailing if mailed. The rationale for this mailing shall be to allow other holders of Class B Preferred Shares to submit demands for redemption.

(iv)        If there is only one holder of Class B Preferred Shares the Corporation shall redeem the Class B Preferred Shares referred to in his demand forthwith upon receipt thereof. If there is more than one such holder, then on the 21st day following the last date of delivery or mailing of the copies referred to in the preceding paragraph, the Corporation shall redeem all Class B Preferred Shares in respect of which it has then received demands for redemption provided that if the assets of the Corporation are not sufficient to redeem all of those shares, the redemption shall be made pro rata in proportion to the number of Class B Preferred Shares specified in the demands received on or before that 21st day.

(v)         The Class B Preferred Shares shall rank junior to the Class A Preferred Shares with respect to payment on retraction of the applicable class of shares.

(j)          Manner of Redemption or Purchase of Class B Preferred Shares

Other than in respect of a redemption of Class B Preferred Shares pursuant to paragraph (h), the redemption or purchase of Class B Preferred Shares shall be made in the following manner:

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(i)          The Corporation shall, at least 30 days (or such other period of time as may be set at the time of issuance of the said Class B Preferred Shares) before the date specified for redemption or purchase or such lesser period of time as may be unanimously agreed upon by the holders of all of the Class B Preferred Shares then being redeemed or purchased, mail to each person, who at the date of mailing, is the registered holder of the Class B Preferred Shares, a notice in writing of the intention of the Corporation to redeem or purchase such Class B Preferred Shares. Such notice shall be mailed to each such shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such shareholders shall not affect the validity of such redemption or purchase.

(ii)         Such notice shall set out the Class B Redemption Price in respect of such shares, whether the shares are being redeemed pursuant to Section 36 of the Business Corporations Act (Alberta), or are being purchased pursuant to Section 34 of the Business Corporations Act (Alberta), the date on which redemption or purchase is to take place, and, if only part of the Class B Preferred Shares held by the person to whom the notice is addressed are to be redeemed or purchased, the number thereof to be redeemed or purchased.

(iii)        On or after the date so specified for redemption or purchase, the Corporation shall pay, or cause to be paid, to, or to the order of, the registered holders of the Class B Preferred Shares to be redeemed, or purchased, the Class B Redemption Price in respect thereof on presentation and surrender at the registered office of the Corporation, or any other place designated in such notice, of the certificates for the Class B Preferred Shares called for redemption or purchase and the certificates for such shares shall thereupon be cancelled and the shares represented thereby be deemed to be redeemed or purchased. If only part of the shares represented by any certificate are redeemed or purchased, a new certificate for the balance shall be issued at the expense of the Corporation.

(iv)        From and after the date specified in any such notice, the Class B Preferred Shares called for redemption or purchase shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of their rights as shareholders in respect thereof; unless payment of the Class B Redemption Price is not made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until so paid.

(v)         The Corporation shall have the right at any time after mailing of the notice of its intention to redeem or purchase any Class B Preferred Shares to deposit to a special account in any chartered bank or any trust company in Canada named in such notice, Class B Redemption Price of the shares so called for redemption or purchase, or the Class B Redemption Price of such number of said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase. The deposit shall be made in such a manner that it shall be paid without interest to or to the order of the respective holders of such Class B Preferred Shares called for redemption or purchase upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same, and upon such deposit being made or upon the date specified for the redemption or purchase in such notice, whichever is the later, the Class B Preferred Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed or purchased and the rights of the holder thereof after such deposit or such redemption or purchase date, as the case may be, shall be limited to receiving without interest their proportionate share of the total Class B Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively, and any interest accrued on any such deposit shall belong to the Corporation.

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(vi)        Except as otherwise provided in subparagraph (j)(iv), if only part of the outstanding Class B Preferred Shares are to be redeemed or purchased at the option of the Corporation at any one time, the directors may in their absolute discretion determine the Class B Preferred Shares so to be redeemed or purchased and such redemptions or purchase need not be pro-rata to the holdings of any holder or on any other fixed basis.

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